Exhibit 12 (a)


                             XEROX CREDIT CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (In Millions)


                        Three Months Ended
                             March 31,         Year Ended December 31,
                            1995   1994      1994   1993   1992   1991  1990


Income before income taxes $  36  $  37     $ 147  $ 154  $ 158  $ 164 $ 182

Fixed Charges:
   Interest expense
     Xerox debt                1      1         5      4      2     -       2
     Other debt               52     51       197    205    210    200    205
       Total fixed charges    53     52       202    209    212    200    207

Earnings available for
  fixed charges            $  89  $  89     $ 349    363  $ 370  $ 364  $ 389

Ratio of earnings to
  fixed charges (1)         1.68   1.71      1.73   1.74   1.75   1.82   1.88



(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges by total fixed charges. Interest expense has been assigned to discontinued operations principally on the basis of the relative amount of gross assets of the discontinued operations. Management believes that this allocation method is reasonable in light of the amount of debt specifically assigned to discontinued operations. The discontinued operations consist of the Company's real-estate development and related financing operations and its third-party financing and leasing businesses.










(10)